Redefining the Role of Government Activities in Automated Trucking

January 2020


5G







Prepared by the American Transportation Research Institute

ATRI American Transportation Research Institute

Redefining the Role of Government Activities in Automated Trucking

January 2020

Dan Murray
Senior Vice President
American Transportation Research Institute
Minneapolis, MN

950 N. Glebe Road, Suite 210
Arlington, Virginia 22203
TruckingResearch.org

ATRI BOARD OF DIRECTORS

ATRI RESEARCH ADVISORY COMMITTEE

TABLE OF ACRONYMS

ADAS	Advanced Driver Assistance Systems
AAMVA	American Association of Motor Vehicle Administrators
AASHTO	American Association of State Highway and Transportation Officials
ATRI	American Transportation Research Institute
ATA	American Trucking Associations
AUTO-ISAC	Automotive Information Sharing and Analysis Center
ADS	Automated Driving Systems
AT	Autonomous Trucks
AV	Autonomous Vehicles
AV 2.0	“Automated Driving Systems 2.0: A Vision for Safety”
AV 3.0	"Preparing for the Future of Transportation: Automated Vehicles 3.0"
AV 4.0	“Ensuring American Leadership in Automated Vehicle Technologies: Automated Vehicles 4.0”
C-V2X	Cellular V2X
CDL	Commercial Driver’s License
CMV	Commercial Motor Vehicle
CVSA	Commercial Vehicle Safety Alliance
DSRC	Dedicated short-range communications
DHS	Department of Homeland Security
DGPS	Differential Global Positioning System
ELD	Electronic Logging Device
FCC	Federal Communications Commission
FHWA	Federal Highway Administration
FMCSA	Federal Motor Carrier Safety Administration
FMCSRs	Federal Motor Carrier Safety Regulations
FMVSS	Federal Motor Vehicle Safety Standards
FTC	Federal Trade Commission
FAV	Fully Autonomous Vehicle
GPS	Global Positioning System
GVW	Gross Vehicle Weight
HAV	Highly Automated Vehicle
HOS	Hours-of-Service
ISAC	Information Sharing and Analysis Center
IEEE	Institute of Electrical and Electronics Engineers
ISO	International Organization for Standardization
MUTCD	Manual on Uniform Traffic Control Devices
NACTO	National Association of City Transportation Officials
NCSL	National Conference of State Legislatures
NCCIC	National Cybersecurity and Communications Integration Center
NHTSA	National Highway Traffic Safety Administration
NIST	National Institute of Standards and Technology
ODD	Operational Design Domain
OEM	Original Equipment Manufacturers
PHMSA	Pipeline and Hazardous Materials Safety Administration
SAE	Society of Automotive Engineers
TMC	Technology & Maintenance Council
U.S. DOC	U.S. Department of Commerce
U.S. DOT	U.S. Department of Transportation
OST	U.S. Department of Transportation Office of the Secretary
V2X	Vehicle-to-Everything
V2I	Vehicle-to-Infrastructure
V2V	Vehicle-to-Vehicle
VSSA	Voluntary Safety Self-Assessment

TABLE OF CONTENTS

FIGURES AND TABLES

RESEARCH OBJECTIVE

In 2018, the American Transportation Research Institute (ATRI) Research Advisory Committee (RAC)[1] ranked the "Role and Impact of Government Regulations on Autonomous Vehicles" as one of its top research priorities. At the time, federal leadership relating to the safe integration of autonomous trucks (AT) was lacking, while numerous states were developing disparate regulatory frameworks from piecemeal legislation and executive orders. Recognizing the inconsistent regulatory framework that existed for ATs, the RAC asserted that both public- and private-sector trucking industry stakeholders would benefit from an analysis of existing and emerging AT policies and regulations – with the intent of identifying "best practices" for facilitating the safe and efficient development and adoption of AT technologies.

In late 2018, the U.S. Department of Transportation (U.S. DOT) released a publication of "Preparing for the Future of Transportation: Automated Vehicles 3.0" (AV 3.0). This U.S. DOT document, which precedes the Automated Vehicles 4.0 released on January 7, 2020, a is comprehensive federal effort to define regulatory roles, identify legislative needs, and chart the road ahead for implementing these technologies across transportation modes, yet the state and local AT activities are still disparate.[2] In response to the RAC's priority and this more recent federal guidance, this research has two main objectives:

1) Analyze the state and federal regulatory framework to identify the policy areas and regulatory roles necessary to promote the development and adoption of ATs in the trucking industry; and
2) Juxtapose the current status of trucking-specific legislation and regulation proposed or adopted across states with the trucking industry's AT needs.

To accomplish these objectives, this report assesses AT regulations, leverages insight from public- and private-sector officials, and seeks to identify policy and regulatory opportunities for developing, testing, and adopting AT technologies in the trucking industry.

[1] ATRI's Research Advisory Committee is comprised of industry stakeholders representing motor carriers, trucking industry suppliers, labor and driver groups, law enforcement, federal government, and academics. The RAC is charged with annually recommending a research agenda for the Institute.
[2] "Preparing for the Future of Transportation: Automated Vehicles 3.0." U.S. Department of Transportation. October 2018. Washington, D.C. Available online: https://www.transportation.gov/av/3.

INTRODUCTION

The rapid pace of autonomous vehicle (AV) development has the potential to affect many aspects of trucking industry operations. Original equipment manufacturers (OEM), technology firms and software developers are actively developing a variety of AT applications for the trucking industry. While most emerging AT systems incorporate some combination of LIDAR, RADAR and camera variations, well established advanced driver assistance technologies, including active lane keeping and automatic emergency braking systems, are moving forward more quickly. These advanced driver assistance systems (ADAS) are commercially available to motor carriers on newer truck models, while the development, testing, and validation of highly- and fully-automated driving systems is ongoing.[3] To minimize confusion between ADAS and the automated driving systems (ADS) closely associated with autonomous vehicles, this report will use “autonomous vehicle” or “AV” in reference to both AV and ADS.

While both Congress and the American Association of State Highway and Transportation Officials (AASHTO) are separately pursuing a national vision, no one appears to be developing a comprehensive roadmap for fostering all of these emerging technologies in the trucking industry. As noted, trucking applications had been absent from the federal AV legislation introduced until recently,[4] with the U.S. DOT only publishing its first Departmental policy statement on trucking-related automation within the last 18 months.[5] Although the U.S. DOT notes that “…current safety standards do not prevent the development, testing, sale, or use of ADS built into vehicles that maintain the traditional cabin and control features of human-operated vehicles,” trucking industry stakeholders believe the slow pace of federal leadership and guidance has allowed states to implement an incomplete patchwork of regulations through piecemeal legislation and executive action. This, in turn, has likely hindered the development and adoption of AV and ADAS technologies in the trucking industry. ADAS technologies are likely to move forward even more quickly with the October 2019 announcement that FMCSA would be funding a new national ADAS research program.[6] The impact of expedited ADAS development, however, makes the near-term future of AT more speculative as industry resources and testing are likely to be redirected.

Given the disparate and slow-to-start status of federal and state responses to emerging AV technologies in trucking, major policy questions and regulatory roadblocks have not been thoroughly addressed. This research analyzes the ongoing changes and challenges associated with these technologies in the trucking industry, particularly in the context of relevant policy areas and regulatory jurisdictions.

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[3] Slowik, P., and Sharpe, B. “Automation in the long haul: Challenges and opportunities of autonomous heavy-duty trucking in the United States.” The International Council on Clean Transportation. Working Paper 2018-06. March 2018.

[4] Mulero, E. “Federal Standards on Autonomous Vehicle Technology Is Needed, Rep. Latta Says.” Transport Topics. September 13, 2018. Available online: https://www.ttnews.com/articles/federal-standard-autonomous-vehicle-technology-needed-rep-latta-says.

[5] “Preparing for the Future of Transportation: Automated Vehicles 3.0.” U.S. Department of Transportation. October 2018. Washington, D.C. Available online: https://www.transportation.gov/av/3.

[6] Lamb, E. “FMCSA Announces Joint Program To Advance Driver Assist Technology.” Transport Topics. October 6, 2019. Pg 4.

FEDERAL GUIDANCE

Despite continued advances in the private development of AV and connected vehicle technologies for commercial motor vehicles (CMV),[7] the United States Congress and the U.S. DOT have not yet developed legislation or formalized policies facilitating their adoption. While Congress has not yet passed comprehensive legislation governing AV development in either passenger or commercial vehicles, in the fall of 2019, the chairman of the Senate panel with jurisdiction over freight affairs confirmed that a federal regulatory framework for AT vehicles is being drafted by Congress.[8] Venture capital investments in AV are substantial – in 2018 more than $10 billion poured into 146 AV deals worldwide. However, momentum appears to be slowing; in the first two quarters of 2019, only $3.2 billion in 64 deals were documented.[9] If congressional action manifests quickly, AT development may again increase.

Legislation

Congress initially commenced development of two bills related to passenger vehicle[10] applications of these technologies. Industry stakeholders attempted to expand CMV-related components of the SELF DRIVE Act in the House of Representatives and AV START Act in the Senate as it would relate to the development, testing, and implementation of these technologies.[11,12]

While the bills were not ultimately raised for passage, a common theme present in both draft bills was the emphasis on preempting states from enacting laws relating to AV technologies that differ from federal standards.

- The SELF DRIVE Act would have preempted “states from enacting laws regarding the design, construction, or performance of” AV technologies “unless such laws enact standards identical to federal standards.”[13] The AV Start Act would have preempted “states from adopting, maintaining, or enforcing any law, rule, or standard regulating” AV technologies “regarding certain safety evaluation report subject areas.”[14]

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[7] Slowik, P. and B. Sharpe. “Automation in the long haul: Challenges and opportunities of autonomous heavy-duty trucking in the United States.” *The International Council of Clean Transportation*. Working Paper 2018-06. March 26, 2018.

[8] Mulero, E. “Congressional Policymakers Drafting Autonomous Vehicles Bill.” Transport Topics. November 20, 2019. Available online: https://www.ttnews.com/articles/congressional-policymakers-drafting-autonomous-vehicles-bill

[9] Pitchbook AV Investment Report, August, 2019. Available online: https://pitchbook.com/news/articles/the-top-investors-in-autonomous-vehicle-tech

[10] Vehicles with a gross vehicle weight of 10,000 pounds or less.

[11] H.R.3388 – SELF DRIVE Act. 115th Congress (2017-2018). September 7, 2017. Available online: https://www.congress.gov/bill/115th-congress/house-bill/3388.

[12] S.1885 – AV START Act. 115th Congress (2017-2018). November 28, 2018. Available online: https://www.congress.gov/bill/115th-congress/senate-bill/1885.

[13] H.R.3388 – SELF DRIVE Act. 115th Congress (2017-2018). September 7, 2017. Available online: https://www.congress.gov/bill/115th-congress/house-bill/3388.

[14] S.1885 – AV START Act. 115th Congress (2017-2018). November 28, 2018. Available online: https://www.congress.gov/bill/115th-congress/senate-bill/1885.

Most AV advocates emphasize that federal preemption of state law is of critical importance to applications of AV in trucking, particularly in the context of deploying these technologies in interstate commerce. Due to the complexity of navigating around a patchwork of state laws in interstate commerce, the potential use cases for AV technologies could be limited to local or regional operations in locations with favorable regulatory frameworks. More specifically, a fragmented regulatory landscape across states will hinder their deployment in interstate trucking where the potential is highest for highly automated technologies to handle operations on long stretches of interstate.

The AV START and SELF DRIVE Acts also attempted to define several roles and responsibilities that could fall under the jurisdiction of the U.S. DOT, while the AV START Act also carved out a role for the U.S. Department of Commerce (U.S. DOC). The roles and responsibilities for these government agencies that could potentially affect AV applications in trucking are described in Table 1.

Table 1. U.S. DOT and U.S. DOC Roles in Proposed AV Legislation

Agency	U.S. Senate AV START Act	U.S. House of Representatives SELF DRIVE Act
U.S. DOT	• Establish a technical committee on AV safety. • Establish a working group on ADS education efforts. • Research the traffic safety implications of AVs.	• Require safety assessment certifications for the development of AV. • Inform prospective buyers of AV of vehicle capabilities and limitations. • Research updated safety standards for motor vehicle headlamps.
U.S. DOC	• Establish the Highly Automated Vehicle (HAV) Access Advisory Committee to discuss and make policy recommendations relating to the data that vehicles collect, generate, record, or store electronically. • Develop educational cybersecurity resources to assist consumers in minimizing cybersecurity risks. • Study the impacts of HAVs on infrastructure, mobility, the environment, and fuel consumption. • Study ways to encourage U.S. manufacturing of AV.	• N/A

Regulatory Jurisdictions and Roles

The National Highway Traffic Safety Administration's (NHTSA) publication of "Automated Driving Systems 2.0: A Vision for Safety" (AV 2.0)[15] and the U.S. DOT's subsequent publication of AV 3.0 serve as the most comprehensive federal guidance issued to-date on regulatory jurisdictions and roles. However, the policy guidance issued on the roles of the U.S. DOT's surface transportation operating administrations largely remains at a high-level, and in most instances, has not yet resulted in formalized policy and action.

In early January 2020, the U.S. DOT published their fourth iteration of the autonomous vehicle report, entitled, "Ensuring American Leadership in Automated Vehicle Technologies: Automated Vehicles 4.0" (AV 4.0). This report is meant to "inform collaborative efforts in automated vehicles" and "outline past and current Federal Government efforts" to address AV technology.[16]

U.S. DOT

The U.S. DOT's role in transportation automation is focused on "ensuring the safety and mobility of the traveling public while fostering economic growth;" as such, the Department will be an essential stakeholder in integrating AV technologies on U.S. roadways.[17] Additionally, the U.S. DOT seeks to be technology-neutral as it supports private, market-oriented AV innovations that benefit the U.S. workforce and enhance safety, mobility, and economic opportunity. The guiding policies that the U.S. DOT defines in AV 3.0 to fulfill this mission are summarized in Table 2, with a particular emphasis on how they could positively or negatively impact the adoption of AV technologies in trucking.

To date, the AV policy and regulatory development process has been iterative and multi-faceted (Appendix A). While numerous government agencies have been involved in the development of AV 2.0, 3.0 and now 4.0, there is a growing need to streamline and centralize the activities and authorities. As an important next step in policy and regulatory development, the U.S. DOT should develop and promulgate "recommended practices" in the form of model legislation for states and municipalities.

[15] "Automated Driving Systems 2.0: A Vision for Safety." U.S. DOT National Highway Transportation Safety Administration. September 2017. Washington, D.C. Available online: https://www.transportation.gov/av/2.0.
[16] "Ensuring American Leadership in Automated Vehicle Technologies: Automated Vehicles 4.0". U.S. Department of Transportation. January 2020. Washington, D.C. Available online: https://www.transportation.gov/sites/dot.gov/files/docs/policy-initiatives/automated-vehicles/360956/ensuringamericanleadershipav4.pdf
[17] "Preparing for the Future of Transportation: Automated Vehicles 3.0." U.S. Department of Transportation. October 2018. Washington, D.C. Available online: https://www.transportation.gov/av/3.

Table 2. Benefits and Challenges of U.S. DOT Policies in AV 3.0

U.S. DOT Policy	Benefit	Challenge
Conduct and Support Automation Research	Address potential safety risks and advance safety-improving aspects of AV to strengthen public confidence in these emerging technologies. Remove barriers to innovation. Address market failures and other public needs.	Research timelines may struggle to keep pace with the rate of technological advancement.
Remain Technology Neutral	Ensures that the Federal Government does not determine which entities and technologies will benefit from AV adoption.	Complicates the process for creating and updating technical, infrastructure, and vehicle safety standards. Will require a flexible approach to formulating standards.
Modernize Regulations	Necessary for implementing a flexible and adaptable process for developing AV standards.	Discussion of which regulations require updating or elimination is very limited. Emphasizes voluntary technical standards and guidance for vehicle and infrastructure safety, mobility, and operations.
Create a Consistent Regulatory/Operational Environment	Essential for avoiding conflicting regulations and technical standards across states. Ensures national consistency for interstate commerce.	Contradicted by emphasis on modernizing regulations by developing voluntary technical standards and approaches.
Educate the Public on Capabilities/Limitations of AV	Bolsters public confidence in these emerging technologies.	A majority of the general public are wary of AV deployment.[18]

[18] Edmonds, Ellen. "Three in Four Americans Remain Afraid of Fully Self-Driving Vehicles." AAA. March 2019. Available online: https://newsroom.aaa.com/2019/03/americans-fear-self-driving-cars-survey/.

One of the most important of these policies is creating a “Consistent Regulatory / Operational Environment.” Toward this end, the U.S. DOT should quickly develop and promulgate “recommended practices” in the form of model legislation for states and municipalities.

National Highway Traffic Safety Administration

NHTSA is tasked with several critical functions that relate directly to the design, testing, and deployment of AV technologies. Through its mission to “save lives, prevent injuries, and reduce economic costs due to traffic crashes, via education, research, safety standards, and enforcement activity,” NHTSA has assumed a leading role in defining its regulatory framework as it relates to the safety of these technologies.[19] Specifically, NHTSA’s regulatory responsibilities defined in AV 2.0 include:

- “Setting Federal Motor Vehicle Safety Standards (FMVSS) for new motor vehicles and motor vehicle equipment…;”
- “Enforcing compliance with FMVSS;”
- “Investigating and managing the recall and remedy of non-compliances and safety-related motor vehicle defects…;” and
- “Communicating with and educating the public about motor vehicle safety issues.”

As of AV 2.0, NHTSA holds a Voluntary Safety Self-Assessment (VSSA) Disclosure Index for ADS pertaining to the Society of Automotive Engineers (SAE) automation levels 3-5. As prescribed in AV 2.0 and supported later in AV 3.0, VSSA reports are recommended from entities involved in the testing and deployment of ADS to provide an assessment of how they are addressing safety to the public. On NHTSA’s VSSA website,[20] a list of company VSSA disclosures are accessible to the public for better understanding each different AV organization currently testing vehicles with ADS on public roads.

NHTSA’s role in the context of AV technologies was fleshed out further in AV 3.0, which states that the development, testing, sale, or use of AV technologies is allowed under current safety standards in vehicles with the traditional cabin and control features of human-operated vehicles. However, this policy could serve as an impediment to more advanced AV applications configured without human controls (i.e. steering wheel, accelerator pedal, brakes, or mirrors). To this end, NHTSA has issued a rule to streamline the petition that manufacturers and developers must file in order to receive a temporary exemption for new vehicles that do not comply with existing FMVSS.[21] The

[19] “Automated Driving Systems 2.0: A Vision for Safety.” U.S. DOT National Highway Traffic Safety Administration. September 2017. Washington, D.C. Available online: https://www.transportation.gov/av/2.0.
[20] “Voluntary Safety Self-Assessment.” U.S. DOT NHTSA. Available online: https://www.nhtsa.gov/automated-driving-systems/voluntary-safety-self-assessment.
[21] “49 CFR Part 555, RIN 2127-AL97, Temporary Exemption from Motor Vehicle Safety and Bumper Standards.” U.S. DOT National Highway Traffic Safety Administration. December 2018. Available online: https://www.nhtsa.gov/sites/nhtsa.dot.gov/files/documents/fr_notice_completeness_2127-al97_updating_the_petitions_for_exemptions_process_-_final_rule_oct18_0.pdf.

impact of this streamlined process can already be seen, as petitions submitted by Nuro, an automated delivery startup, and General Motors, were recently opened for public comment.[22]

NHTSA also acknowledges in AV 4.0 that its current approach to formulating the FMVSS is incompatible with new AV development, as FMVSS has been based on the presence of a human driver. In the context of the U.S. DOT remaining technology-neutral, a wide variety of technological standards and Operational Design Domains (ODDs) could emerge.[23] As such, lengthy rulemaking procedures, as well as feature- or design-specific safety standards, would inhibit the deployment of new AV technologies. Instead, NHTSA is considering, but has not implemented, more flexible approaches to the formulation of FMVSS such as using performance-oriented standards to validate the safety of AV technologies. This could include requiring manufacturers and developers to test their technologies in a variety of operational conditions within a system's ODD, as long as the tests are objective, repeatable, and transparent. NHTSA must be proactive in obtaining industry input to ensure the efficacy of any performance-based safety standards that are implemented in lieu of new feature- or design-specific safety standards.

NHTSA has published non-binding guidance on best practices for both testing and safe integration, as well as published a variety of research regarding AV technology.[24] In AV 4.0, NHTSA lists some of these research topics as:

- Occupant protection in alternative vehicle designs;
- The impact of human factors for ADS vehicles;
- Accessibility considerations in ADS vehicles; and
- Cybersecurity readiness.

Federal Motor Carrier Safety Administration (FMCSA)

FMCSA is the U.S. DOT operating agency tasked with regulating commercial motor carriers engaged in interstate commerce, the qualifications and safety of commercial drivers, and the safety of commercial trucks and motor coaches.[25] As such, FMCSA will leverage its existing statutory authority over the implementation of AV technologies in the trucking industry in regards to the safety of CMV operations, drivers, and maintenance.[26] Under its existing authority, FMCSA's AV-related role includes:

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[22] "U.S. Department of Transportation Seeks Public Comment on GM and Nuro Automated Vehicle Petitions." U.S. DOT National Highway Traffic Safety Administration. March 2019. Washington, D.C. Available online: https://www.nhtsa.gov/press-releases/us-department-transportation-seeks-public-comment-gm-and-nuro-automated-vehicle.

[23] ODD refers to the operating parameters and limitations of AV/ADS technology.

[24] "Ensuring American Leadership in Automated Vehicle Technologies: Automated Vehicles 4.0". U.S. Department of Transportation. January 2020. Washington, D.C. Available online: https://www.transportation.gov/sites/dot.gov/files/docs/policy-initiatives/automated-vehicles/360956/ensuringamericanleadershipav4.pdf

[25] 49 U.S.C. § 31502; 49 U.S.C. chapter 311, subchapter III; 49 U.S.C. chapter 313.

[26] "Preparing for the Future of Transportation: Automated Vehicles 3.0." U.S. Department of Transportation. October 2018. Washington, D.C. Available online: https://www.transportation.gov/av/3.

- Taking enforcement action if an automated system hinders safe operation of the vehicle;
- Monitoring compliance with current Federal Motor Carrier Safety Regulations (FMCSRs), with the exception of human-specific FMCSRs (i.e. drug testing, hours-of-service, commercial driver's licenses [CDLs], and physical qualification requirements) in vehicles that do not require a human operator;
- Preempting state or local legal requirements that may interfere with the application of FMCSRs; and
- Working with states to determine "how or whether CDL qualifications should apply to computerized driving systems."[27]

FMCSA is also open to changing existing regulations under its purview in light of different operational conditions that may emerge from the deployment of AV technology in trucking.[28] According to previous ATRI research,[29] these changes could include:

- Updating the existing hours-of-service (HOS) regulations governing the time that a truck driver can work and drive, as more advanced AV technologies could allow a driver to comply with the rest break requirements and duty time limits while the AV is in control of the vehicle; and
- Altering how the safety areas, known as BASICS,[30] monitored as part of its Safety Management System are defined and scored.

FMCSA will also need to proactively address new policy issues that arise from the development and deployment of commercial AV applications. For instance, the Agency must work with law enforcement in developing new techniques and protocols for handling vehicle inspections in AV and ADAS-equipped trucks and in the future ATs without a human driver present.

Another way in which the FMCSA is remaining flexible to allow for increased use of technology is by allowing camera monitor systems to be installed on trucks to replace side mirrors. FMCSA determined that the limited five-year exemption would provide a level of safety that is equal to or greater than when mirrors are being used.[31]

AV 4.0 outlines the research objectives of FMCSA in the coming years.[32] This research includes focusing on how human factors impact AV. The Agency is also in the process

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[27] Preparing for the Future of Transportation: Automated Vehicles 3.0." U.S. Department of Transportation. October 2018. Washington, D.C. Available online: https://www.transportation.gov/av/3.
[28] Ibid.
[29] Short, Jeffrey and Dan Murray. "Identifying Autonomous Vehicle Technology Impacts on the Trucking Industry." American Transportation Research Institute. November 2018. Arlington, VA.
[30] The Behavior Analysis and Safety Improvement Categories, or BASICS, include: 1) Unsafe Driving, 2) Hours-of-Service, 3) Driver Fitness, 4) Controlled Substances/Alcohol, 5) Vehicle Maintenance, 6) Hazardous Materials Compliance, and 7) Crash Indicator.
[31] Parts and Accessories Necessary for Safe Operation; Application for an Exemption from Stoneridge, Inc.; Notice of final disposition." Available online: https://www.fmcsa.dot.gov/regulations/parts-and-accessories-necessary-safe-operation-application-exemption-stoneridge-inc
[32] "Ensuring American Leadership in Automated Vehicle Technologies: Automated Vehicles 4.0". U.S. Department of Transportation. January 2020. Washington, D.C. Available online:

of researching the performance of safety equipment such as sensors, brakes, and tires, as well as researching cybersecurity concerns, attempting to measure the readiness of the industry.[33]

Federal Highway Administration (FHWA)

FHWA is charged with overseeing the construction, maintenance, and preservation of highways, bridges, and tunnels across the U.S. In the context of AV technologies, FHWA has the critical role of administering the Manual on Uniform Traffic Control Devices (MUTCD), which "contains the national standards governing all traffic control devices."[34] The Agency is pursuing an update to the MUTCD, accounting for the specific needs of emerging AV technologies in terms of the traffic signs, signals, and markings that these technologies will need to interpret the roadway. In addition to the MUTCD, the FHWA also funds grants to help deploy congestion management technology.[35] However, the U.S. DOT's technology-neutral approach complicates this update to the MUTCD, as the technical requirements of the AV technologies that are actually implemented will ultimately determine what those MUTCD updates need to be. Given this, FHWA must establish flexible procedures that are able to address traffic control device standards as new AV technologies emerge.

AV Policy Issues

Another critical element of the U.S. DOT's AV 3.0 is in defining several key policy issues as they relate to AV technologies. The section below describes each of the policy areas defined in AV 3.0 and their potential regulatory impacts at the federal level as they pertain to trucking-specific applications of AV technologies. Additionally, the broad category of AV standards will also be reviewed, as this critical policy issue has only been addressed on a voluntary basis as a result of the technology-neutral approach adopted by the U.S. DOT.

Cooperative Automation and Connectivity

Complementary to automation technology, connected vehicle technologies enable safety communications between vehicles (vehicle-to-vehicle or V2V), vehicles and infrastructure (vehicle-to-infrastructure or V2I), and collectively as vehicle-to-everything (V2X). To allow for connected vehicle safety communications, the Federal Communications Commission (FCC) allocated the 5.9 GHz band for dedicated short-

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https://www.transportation.gov/sites/dot.gov/files/docs/policy-initiatives/automated-vehicles/360956/ensuringamericanleadershipav4.pdf

33 Ibid.

34 "Manual on Uniform Control Devices". U.S Department of Transportation, Federal Highway Administration. Available online: https://mutcd.fhwa.dot.gov/kno-overview.htm

35 "Ensuring American Leadership in Automated Vehicle Technologies: Automated Vehicles 4.0". U.S. Department of Transportation. January 2020. Washington, D.C. Available online: https://www.transportation.gov/sites/dot.gov/files/docs/policy-initiatives/automated-vehicles/360956/ensuringamericanleadershipav4.pdf

range communications (DSRC).[36] However, while research and testing on applying 5G cellular V2X (C-V2X) technology for V2X communication in connected transportation systems is ongoing in the U.S.,[37] and with other nations selecting C-V2X over DSRC for their transportation safety communication standard, the allocation of current dedicated bandwidth enabling V2X communications has been essential in deploying technologies such as truck platooning. That said, there is still some controversy and division over dedicating the 5.9 GHz spectrum exclusively to safety.

Other potential uses of cooperative automation include:

- Wireless speed harmonization to reduce traffic congestion and bottlenecks;
- Improving traffic flows at interchanges through cooperative lane change and merge functions; and
- Coordinating traffic movements of AV-equipped vehicles at intersections using Signal Phase and Timing (SPaT) data.[38]

The DOT has stated in testimony and correspondence that the 75 MHz allocated in the 5.9 GHz – the "Safety Spectrum" – must be preserved for transportation safety purposes. The Department's multimodal guidance document, AV 3.0, foresees the need for protecting this spectrum allocation to enable the future of safe, highly automated surface transportation. This continues to be the Department's position on the 5.9 GHz band while they also continue to deploy connected vehicle projects across the U.S.[39]

Given the ongoing development of V2X technologies and the potential benefits of cooperative automation in coordinated trucking operations, the trucking industry must ensure that the bandwidth to support the deployment of these technologies is available. The FCC has introduced regulatory uncertainty in this regard, and may reallocate a portion of the 5.9 GHz spectrum for Wi-Fi broadband services.[40] If one assumes that the 5.9 GHz spectrum is uniquely critical to safety, the concern with opening up this spectrum to unlicensed use is that bandwidth may be insufficient to support mission-critical cooperative automation during peak usage. This could introduce safety consequences associated with unexpected technological failure from the loss or delay of connectivity. As such, the industry must quickly ascertain the need for the 5.9 GHz spectrum, and work with its regulatory partners to ensure that any changes to spectrum allocation do not jeopardize the ongoing deployment and innovation of cooperative automation technology in trucking.

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[36] Gilroy, Roger. "FCC Evaluates Sharing Connected Vehicle Spectrum with Wi-Fi." Transport Topics. December 19, 2018. Available online: https://www.ttnews.com/articles/fcc-evaluates-sharing-connected-vehicle-spectrum-wi-fi.
[37] Slowik, P., and Sharpe, B. "Automation in the long haul: Challenges and opportunities of autonomous heavy-duty trucking in the United States." The International Council on Clean Transportation. Working Paper 2018-06. March 2018.
[38] Ibid.
[39] "Operational Connected Vehicle Deployments in the U.S." USDOT. November 2019. Available online: https://www.transportation.gov/research-and-technology/operational-connected-vehicle-deployments-us .
[40] Gilroy, Roger. "FCC Evaluates Sharing Connected Vehicle Spectrum with Wi-Fi." Transport Topics. December 2018. Available online: https://www.ttnews.com/articles/fcc-evaluates-sharing-connected-vehicle-spectrum-wi-fi.

Pilot Testing and Proving Grounds

Pilot tests of AV technologies on public roads are a necessary precursor to the widespread adoption of passenger and trucking applications of these technologies. Pilot tests, mostly focused on passenger vehicle applications, are ongoing or are being planned in over 50 different cities across 20 states and Washington, DC in the U.S. (Figure 1), with 12 states deploying "high" SAE Level 4 AVs (Figure 2) on public roads.[41] [42] Moreover, the U.S. DOT encourages these tests, as they provide valuable insight into how these technologies interact with transportation infrastructure. These tests also allow public entities and private industry to assess different ODDs, user and public acceptance of advanced AV applications, and how these technologies perform across environmental conditions.[43] It is important for the public to understand that AVs will not be 100 percent accident-free, but public education programs using AV testing outcomes can have a positive impact on public perception.[44]

Figure 1. States Hosting or Planning AV Pilot Tests


AV Pilot Test Status
Active Pilot Tests in Select Cities
Planning Pilot Tests in Select Cities
No Planned Pilot Tests in the State

[41] "Bloomberg Aspen Initiative on Cities and Autonomous Vehicles." Global Atlas of AVs in Cities. Accessed June 27, 2018. Available online: https://avNeesd sincities.bloomberg.org/.
[42] "Automated Vehicle Safety Expert Panel: Engaging Drivers and Law Enforcement." Governors Highway Safety Association. White Paper. August 2019
[43] "Preparing for the Future of Transportation: Automated Vehicles 3.0." U.S. Department of Transportation. October 2018. Washington, D.C. Available online: https://www.transportation.gov/av/3.
[44] "Automated Vehicle Safety Expert Panel: Engaging Drivers and Law Enforcement." Governors Highway Safety Association. White Paper. August 2019

Figure 2. SAE J3016 Automated-Driving Levels


SAE INTERNATIONAL
SAE J3016™ LEVELS OF DRIVING AUTOMATION
SAE LEVEL 0
SAE LEVEL 1
SAE LEVEL 2
SAE LEVEL 3
SAE LEVEL 4
SAE LEVEL 5
What does the human in the driver's seat have to do?
You are driving whenever these driver support features are engaged – even if your feet are off the pedals and you are not steering
You are not driving when these automated driving features are engaged – even if you are seated in "the driver's seat"
You must constantly supervise these support features; you must steer, brake or accelerate as needed to maintain safety
When the feature requests,
you must drive
These automated driving features will not require you to take over driving
These are driver support features
These are automated driving features
What do these features do?
These features are limited to providing warnings and momentary assistance
These features provide steering OR brake/ acceleration support to the driver
These features provide steering AND brake/ acceleration support to the driver
These features can drive the vehicle under limited conditions and will not operate unless all required conditions are met
This feature can drive the vehicle under all conditions
Example Features
• automatic emergency braking
• blind spot warning
• lane departure warning
• lane centering
OR
• adaptive cruise control
• lane centering
AND
• adaptive cruise control at the same time
• traffic jam chauffeur
• local driverless taxi
• pedals/ steering wheel may or may not be installed
• same as level 4, but feature can drive everywhere in all conditions
For a more complete description, please download a free copy of SAE J3016: https://www.sae.org/standards/content/J3016_201806/

Similar to its technology-neutral approach to AV development, the U.S. DOT has also generally adopted a hands-off approach in regards to pilot testing and proving grounds. However, this has yielded a piecemeal approach to pilot tests across states; in fact, there is very limited AV testing across wide stretches of the U.S. (Figure 1). It is well understood that there is a critical need in trucking for long-corridor testing across different road conditions, operating environments and jurisdictions. One example of corridor testing that does exist is the I-10 Corridor Coalition, which is comprised of the state DOTs in Arizona, New Mexico, California, and Texas.[45] Currently, most AV systems are negatively impacted by snow, and heavy rain and fog, and some AV suppliers have been hesitant to provide or allow the use of AV systems in these conditions. However, newer generation models of AV systems are constantly progressing and could see these environmental issues resolved with further engineering and testing.

[45] Available online: https://i10connects.com/about/about-i-10-corridor-coalition

Highly publicized failures of passenger vehicle AV technologies during public roadway tests may play a role in slowing the pace of pilot testing on public roadways.[46] Nonetheless, states that limit or ban AV pilot tests are at risk of falling behind in terms of understanding the benefits and challenges of deploying AV technologies on their specific roadways, which could then impede the broader rollout of these passenger and commercial vehicle technologies. As such, implementing a standardized framework for government and private entities to pilot AV technologies on local roads, state highways and interstates, in addition to carefully monitoring and analyzing the results of these tests, are necessary steps to bolster public confidence in the safety of these technologies.

Cybersecurity

The operational impacts of traditional cybersecurity risks in complex transportation and logistics systems have begun to emerge in recent years. Cyberattacks associated with network vulnerabilities and user error resulted in $300 million in lost earnings at one national freight company, and a loss of $200-300 million at an international shipping company.[47] The introduction of cooperative automation technologies and other AV technologies that rely on connected communications introduces a new layer of cybersecurity threats for motor carriers to consider and federal regulators to address.

Federal groups have taken steps to ensure the cybersecurity of stakeholders in areas impacted by cyber threats, such as the trucking industry. The Department of Justice has taken steps to ensure the security of AV technology, including enforcing laws in cyberspace, as well as research and development of best practices. Both NHTSA and the National Institute of Standards and Technology's National Cybersecurity Center of Excellence (NCCoE) have issued non-binding best practices for cybersecurity. These best practices are not binding, but rather serve as frameworks to be implemented by stakeholders.

Although the efforts were not directed at trucking, the AV START and SELF DRIVE Acts both attempted to address components of cybersecurity issues in AV technologies. The AV START Act, for instance, would have tasked the U.S. DOC with developing educational cybersecurity resources to assist end-users in minimizing the cybersecurity risks of motor vehicles;[48] the SELF DRIVE Act would have required manufacturers of autonomous vehicles to develop written cybersecurity plans prior to offering these vehicles for sale.[49] While these do not provide a comprehensive approach to addressing actual cybersecurity vulnerabilities in AV technologies, it is clear that the

[46] Wakabayashi, Daisuke and Kate Conger. "Uber's Self-Driving Cars Set to Return in a Downsized Test." The New York Times. December 5, 2018. Available online: https://www.nytimes.com/2018/12/05/technology/uber-self-driving-cars.html.
[47] Frantz, Gary. "Cyber Defenders: How Fleets Are Preventing Hackers From Disrupting IT Systems, Stealing Data." Transport Topics. April 20, 2018. Available online: https://www.ttnews.com/articles/cyber-defenders-how-fleets-are-preventing-hackers-disrupting-it-systems-stealing-data.
[48] S.1885 – AV START Act. 115th Congress (2017-2018). November 28, 2018. Available online: https://www.congress.gov/bill/115th-congress/senate-bill/1885.
[49] H.R.3388 – SELF DRIVE Act. 115th Congress (2017-2018). September 7, 2017. Available online: https://www.congress.gov/bill/115th-congress/house-bill/3388.

U.S. Congress could extend end-user benefits of these technologies by requiring educational documentation on cybersecurity risks. These requirements could further serve as valuable resources for motor carriers to better understand and mitigate potential operational risks prior to purchasing and deploying AV technologies. NHTSA and the U.S. DOT also addressed vehicle cybersecurity issues in AV 2.0 and 3.0, respectively. A brief summary of the *voluntary* guidance provided to AV manufacturers and developers in these regulatory frameworks is presented in Table 3.

Table 3. Cybersecurity Recommendations to AV Manufacturers / Developers in AV 2.0 and 3.0

AV 2.0	AV 3.0
• "Consider and incorporate voluntary guidance, best practices, and design principles published by National Institute of Standards and Technology (NIST), NHTSA, SAE International, the Alliance of Automobile Manufacturers, the Association of Global Automakers, the Automotive Information Sharing and Analysis Center (AUTO-ISAC), and other relevant organizations…" • Document how vehicle cybersecurity considerations are incorporated into AV technologies. • Report cybersecurity incidents, exploits, threats, and vulnerabilities to AUTO-ISAC. • Develop robust cyber incident response plans. • "Consider adopting a coordinated vulnerability reporting/disclosure policy."	• Cybersecurity vulnerabilities and exploits can be shared anonymously through the relevant Information Sharing and Analysis Center (ISAC). • Contact the Department of Homeland Security's (DHS) National Cybersecurity and Communications Integration Center (NCCIC), which can provide federal assistance as it is a "national nexus of cyber and communications integration for the Federal Government, intelligence community, and law enforcement."

However, more must be done to establish the regulatory framework for how cybersecurity vulnerabilities and incidents are addressed. For these reasons, the trucking industry has improved its cybersecurity posture through multiple initiatives:

- In 2017, the American Trucking Associations (ATA) launched a cybercrime reporting and sharing industry tool called "Fleet CyWatch."[50] This benefit to the trucking industry provides cybercrime reporting ease with its alliances to

[50] "Fleet CyWatch." ATA. February 2017. Arlington, VA. Available online: https://www.trucking.org/fleet_cywatch.aspx.

the FBI, DHS, industry-recognized ISACs, and supporting truck cybersecurity groups.

- In 2016, ATA's Technology & Maintenance Council (TMC) began a cybersecurity task force to develop industry-recognized practices for fleets to apply in operations and to guide suppliers in developing technology-related automation protocols security. TMC also added a "CyberTech" skills station for its annual national truck technician competition for educating and training technicians on cybersecurity.

- The National Motor Freight Traffic Association conducts annual cybersecurity workshop events, produces funding and research for third-party entities in educating industry.[51]

- The "CyberTruck Challenge" has been an annual competition for truck and supplier engineers, and university students to bring together a community of interest related to heavy vehicle cybersecurity and develop talent to address challenges.[52]

Data Privacy

Data privacy issues are a major point-of-concern throughout the trucking industry, especially as the industry adopts advanced connected and automated vehicle technologies. For instance, many trucking industry stakeholders remain concerned with FMCSA's Electronic Logging Device (ELD) Mandate due in part to concerns about how the data collected may be used beyond their intended purpose.[53] Given the variety of new data sources that have already emerged from existing V2X and/or AV technologies, such as telematics software capable of capturing operational factors and driver performance,[54] data privacy concerns could impede widespread deployment of AV technologies in trucking.

However, the regulatory framework for data privacy discussed in AV 3.0 is limited, likely because the Federal Trade Commission (FTC) is the "primary Federal agency charged with protecting consumers' privacy and personal information."[55] Given this, it is incumbent upon the FTC to learn about the types of data created by AV technology, and be clear on how these data can and cannot be used. Understanding the views of the trucking industry, as a major consumer and end-user of these technologies, should also

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[51] Available online: www.nmfta.org

[52] Available online: www.cybertruckchallenge.org

[53] "Critical Issues in the Trucking Industry – 2019." American Transportation Research Institute (ATRI). October 2019. Arlington, VA.

[54] Slowik, P., and Sharpe, B. "Automation in the long haul: Challenges and opportunities of autonomous heavy-duty trucking in the United States." The International Council on Clean Transportation. Working Paper 2018-06. March 2018.

[55] "Preparing for the Future of Transportation: Automated Vehicles 3.0." U.S. Department of Transportation. October 2018. Washington, D.C. Available online: https://www.transportation.gov/av/3.

inform the regulatory approach regarding the exchange of data and any proprietary or confidential business information.

Implications of Enforcement and Human Interaction

With the increasing presence of AV technologies and the movement toward more testing of AVs on public roads, state and federal enforcement agencies need to prepare for the implications of interactions between drivers and AVs. This includes the different propensity to follow the posted laws, as AVs are programmed to follow the letter of the law and human users are not. For instance, an investigation of California accidents involving AV testing shows many to be the result of drivers rear-ending autonomous vehicles that come to a complete stop at stop signs. [56] Consideration should be given when programing autonomous vehicles with regards to traffic laws versus what drivers consider standard driving behavior, including speed and yellow light interpretation.

As for truck roadside inspections as they relate to SAE's AV levels, it is imperative to develop flexible and advanced protocols for compliance of the fleet operator and truck design itself. Currently, the Commercial Vehicle Safety Alliance (CVSA) provides federal commercial motor vehicle safety officials inspection procedures and guidance on operator and vehicle compliance through all 50 state and Canadian jurisdictions, and relies on conventional technology to for enforcement. It is unclear how the CVSA North American Standard Inspections will need to change to allow trucking automation to progress appropriately. CVSA relies on FMCSA regulations that are based in large part on NHTSA safety standards. These changing steps to higher levels of trucking automation are important for the industry to move freight smoothly.

Technical Standards

Due to the U.S. DOT's technology-neutral approach to AV technologies, little progress has been made regarding any new physical, technical, and safety standards that will need to be applied to these technologies; standardization-related documents are covered in Appendix C of AV 3.0 and are broken out by functional area.[57] These rigorous standards must be developed to ensure the safe, long-term performance of AV technologies, particularly in relation to heavy duty CMVs.

The variety of AV technologies currently under development may one day provide motor carriers with a diverse array of options to choose from, but will also complicate the creation of robust physical and technical standards. The specific technologies with trucking-specific AV applications for which physical and technical standards must be developed are summarized in Table 4.[58]

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[56] "Automated Vehicle Safety Expert Panel: Engaging Drivers and Law Enforcement." Governors Highway Safety Association. White Paper. August 2019

[57] "Preparing for the Future of Transportation: Automated Vehicles 3.0." U.S. Department of Transportation. October 2018. Washington, D.C. Available online: https://www.transportation.gov/av/3.

[58] Short, J. and Dan Murray. "Identifying Autonomous Vehicle Technology Impacts on the Trucking Industry." American Transportation Research Institute. November 2018. Arlington, VA.

- Aside from system technical standards, there is a great need for standardized nomenclature. There is a plethora of emerging and/or redundant terms, definitions and concepts within the realm of AVs and ATs. It is imperative that a public-private process be undertaken to standardize the nomenclature used in the AV and AT realm. This activity could be facilitated by the Task Force process utilized by ATA's TMC.

Table 4: Technology that Enables Automation in Trucking

Technology	Application
Radar	Radio frequencies that continuously monitor distance and object size by measuring the time it takes for radio waves to travel to an object and bounce back. Trucking applications utilize both short- and long-range radar.
LIDAR	A technology similar to radar that uses lasers instead of radio waves to collect information on the surrounding environment.
Video Camera System	Cameras are used to read signs, roadway striping, and other environmental features.
5.9 DSRC	A range of the 75 MHz spectrum set aside for use in intelligent transportation systems. Due to a relatively short range of 1,000 meters, a network of DSRC transponders are needed to maintain continuous connectivity for use in technology like truck platooning, though the 5.9 GHz frequency facilitates very fast data transmission.
4G/5G LTE (Long-Term Evolution)	High-speed wireless communication platforms commonly used to support cell phone communication. Cellular communications could be used to support collision avoidance and truck platooning.
Differential Global Positioning System (DGPS)	Building upon Global Positioning System (GPS) technology by using ground-based correction stations to increase geospatial accuracy. This could help AV technologies maintain a travel lane when markings are missing.

Technical standards dictate how a technology operates and communicates data, while physical standards specify the minimum performance requirements for hardware to maintain critical functionality under both normal and adverse circumstances (e.g. severe weather, long-term wear and tear). Standard organizations, such as SAE, the International Organization for Standardization (ISO), and the Institute of Electrical and Electronics Engineers (IEEE) have developed multiple foundational standards for the development of AVs and connected vehicles. Key issues that remain unaddressed include:

- Minimum performance requirements of physical equipment (e.g. sensors, transponders) over time and in different operational conditions;
- Technical standards governing continuous connectivity for technology;
- Technological redundancy and pre-defined fallback options in case of technology failure; and
- V2V and V2X communication capabilities between different AV technologies.

The development of technical standards, in particular, are of critical importance for vehicle inspections by law enforcement and maintenance by diesel technicians. ATA's TMC is at the center of these developments with the expanding role of their Automated and Electric Truck Study Group that has initiated maintenance and engineering best practices for truck platooning, truck electrification, and automated driving systems. These developments have been in consultation with CVSA's Enforcement and Industry Modernization Committee and SAE Truck and Bus Council for connecting technical stakeholders of all trucking types for cross-industry standard relevance in the design of AVs. These standards will also inform how inspection criteria will need to be updated to accommodate advanced AV technologies, and this process is made more complex by the diverse array of technologies currently under development. Furthermore, additional research may be required to better understand how hardware degrades over time.[59] The sensor-related issues underpinning the highly-publicized failures of the Boeing 737 Max airliner emphasize the importance understanding how software and hardware handle wear-and-tear as well as adverse operational conditions.[60]

It is also important to note that CVSA's Industry and Modernization Committee is working under an FMCSA research grant to develop and test new inspection tools to support ADS-equipped trucks. The first draft report, expected in early 2020, will identify "best practices" for state and federal communications, safety inspections, and enforcement tools that will be needed to ensure ADS-equipped trucks are operating appropriately.[61]

While the U.S. DOT is considering the use of performance-based tests to validate AV safety under the existing regulatory framework, there may still be unaddressed regulatory challenges with these requirements for AV deployments in CMVs. To this end, the U.S. DOT's John A. Volpe National Transportation Systems Center (Volpe Center) has undertaken research to identify potential regulatory gaps in the current FMCSRs associated with AV technologies in CMVs. The gaps identified in the Volpe

[59] Perlman, D. et al. "Review of the Federal Motor Carrier Safety Regulations for Automated Commercial Vehicles." U.S. DOT John A. Volpe National Transportation Systems Center. March 2018. Available online: https://www.fmcsa.dot.gov/sites/fmcsa.dot.gov/files/docs/safety/research-and-analysis/technology/397676/rrt-17-013-fmcsr-av-review-final-report-508c.pdf.

[60] Levin, A. and Harry Suhartono. "Faulty 737 Max sensor from Lion Air crash is linked to a Florida repair shop." Los Angeles Times. April 2, 2019. Available online: https://www.latimes.com/business/la-fi-boeing-737-max-sensor-20190402-story.html.

[61] FMCSA Research and Analysis Division. Available online: https://www.fmcsa.dot.gov/research-and-analysis/technology/develop-and-test-new-inspection-tools-support-ads-equipped-cmv

Center's preliminary assessment of current regulations and AVs are summarized below.[62]

- **Driver requirement**: Although the U.S. DOT clarified in AV 3.0 that it will adapt the definitions of "driver" and "operator" to potentially include automated systems, there remain other requirements (e.g. load and equipment inspections) that implicitly require human action. Additionally, the applicability of the "driver" and "operator" definition to AV technologies may require further refinement on a case-by-case basis for each technology and ODD under consideration. Given this, the current formulation of driver/operator requirements could impede the implementation of more advanced AV applications in trucking.

- **Safe Driving Qualifications**: Research is needed to develop safety requirements for AV technologies that are analogous to the existing Commercial Driver's License (CDL) requirement. However, the potential for adopting performance-based tests in lieu of new safety regulations would instead shift the focus from new safety regulations to rigorously defining the requirements of performance testing.

- **Safe Performance of Physical Systems**: Human drivers are able to recognize performance issues of safety-critical physical equipment such as brakes and tires. Performance requirements for a feedback mechanism between physical systems and AV could address this gap between human drivers and AV operators.

- **Equipment Inspections**: Inspection criteria will need to be updated to account for a variety of AV technologies that law enforcement may encounter on the road.

- **Qualifications for Different Roles in CMV Operations**: Depending on the AV technologies that emerge for CMV applications, there may be several new roles for humans both on- and off-board. Potential roles that may require new qualifications include onboard technicians that handle non-driving tasks, and remote supervisors that are tasked with monitoring or taking control of a self-driving vehicle while in operation. Additionally, new qualifications may be necessary to ensure that existing CDL drivers are trained to operate advanced AV and ADS-equipped CMVs.

- **Vehicles Subject to FMCSRs**: The economics of driverless AV technologies in trucks may lead to a shift in use of smaller vehicles not currently subject to FMCSRs. Future research should consider any new hazards that could emerge from such a shift in operations, such that smaller vehicles used for commercial purposes may need to fall under the purview of these regulations.

[62] Perlman, D. et al. "Review of the Federal Motor Carrier Safety Regulations for Automated Commercial Vehicles." U.S. DOT John A. Volpe National Transportation Systems Center. March 2018. Available online: https://www.fmcsa.dot.gov/sites/fmcsa.dot.gov/files/docs/safety/research-and-analysis/technology/397676/rrt-17-013-fmcsr-av-review-final-report-508c.pdf.

STATE AND LOCAL ACTION

While much has been written on the regulatory frameworks for AV technologies at the federal level, a diverse array of approaches to regulating and accommodating these technologies has emerged across states. Given the critical role of states in monitoring, maintaining, and regulating various aspects of the transportation ecosystem, the regulatory environment at the state level may in fact be the most important element in facilitating the adoption of AV technologies.

States are tasked with several regulatory roles as summarized in AV 2.0, including:

- "Licensing human drivers and registering motor vehicles in their jurisdictions;
- "Enacting and enforcing traffic laws and regulations;
- "Conducting safety inspections, where States choose to do so; and
- "Regulating motor vehicle insurance and liability."

NHTSA and other U.S. DOT agencies have also highlighted a number of responsibilities for states in AV 2.0 and 3.0, respectively. AV 2.0 also included a number of best practice recommendations for various state entities regarding AV, while NHTSA's recommendations were supplemented and expanded upon by the U.S. DOT in AV 3.0.

A summary and discussion of the recommendations made to state and local entities in these regulatory frameworks are presented below, particularly focusing on those recommendations that could affect AV applications in trucking. This discussion is followed by an assessment of AV policy proposed and enacted across states.

Best Practices

State Legislatures

State legislatures serve a critical role in ensuring the safety of road users throughout their respective states. As such, NHTSA and the U.S. DOT have developed several best practice recommendations for state legislatures as they consider legislation governing the testing and deployment of AV technologies in their jurisdictions.

- **Provide a technology-neutral environment**. Similar to the technology-neutral approach to AV development and testing promoted at the U.S. DOT, state legislatures are urged to remain technology-neutral to avoid placing burdens on competition and innovation. NHTSA recommends "all entities that meet Federal and State law prerequisites for testing or deployment should have the ability to operate in the State." By remaining technology-neutral, however, state legislatures must embed flexible and adaptable procedures for testing, deploying, and monitoring AV technologies into any proposed legislation. This should also mean that state legislatures remain neutral as to the types of AVs and ADS-equipped vehicles they allow on their roadways, including heavy-duty vehicle applications.

- **Provide licensing and registration procedures**. It is recommended that AV laws define "'motor vehicle' to include any vehicle operating on the roads and highways of the State." Utilizing a broad definition of motor vehicles such as this should allow states to handle licensing and registration of AV applications in heavy-duty vehicles within their existing administrative infrastructure. States could also enhance their ability to monitor AV technology testing and deployment by licensing AV entities as well AV operators. States should consider if CDL holders will need special endorsements for operating vehicles at different automation levels. Ideally, special AV endorsements should be national in both design and enforcement.

- **Provide reporting and communications methods for Public Safety Officials**. Reporting mechanisms and lines of communication should be established so that AV entities can coordinate with relevant public safety agencies. Moreover, procedures for reporting crashes and other roadway incidents involving AV technology should also be established. Motor carriers testing or deploying AV technologies in their fleet could follow similar procedures as they do with DOT-recordable accidents. Building AV incidents into this existing regulatory requirement could limit placing an added administrative burden on motor carriers.

- **Review traffic laws and regulations that may serve as barriers to operations of AV.** States could adjust the definition of any law that refers to or requires a human operator of a motor vehicle to account for AV applications. Doing so would eliminate potential barriers to the testing or deployment of AV technologies on public roads.

- **Adopt a standard from AV Legislation to promote interstate operations.** Due to a lack of federal legislation, state adoption of standardized regulations can reduce burdensome impediments for operators and manufacturers.

- **Assess State roadway readiness.**
  One of the weakest links in the development of operational AV and AT networks is the lack of a comprehensive audit of critical infrastructure needed for safe and efficient AV / AT operations. It is recommended that a joint FHWA/ AASHTO program be developed to assess and document both adequate and inadequate infrastructure. This would first require that infrastructure requirements are discerned, and secondly that tiered network assessments – starting with the IS or NHS – are conducted.

State and Local Safety Guidance

NHTSA and the American Association of Motor Vehicle Administrators (AAMVA) entered into a collaborative partnership in 2014, and have developed a Model State Policy to guide states as they consider integrating AV technologies into highway safety

processes and requirements.[63] While there are a number of recommendations included in this highway safety framework, this discussion will focus strictly on those recommendations that could affect the testing or deployment of AV technologies in trucking.

- **Identify a lead agency responsible for deliberation of any AV testing.** To ensure that a mechanism exists for permitting the testing of trucking-specific AV technologies, the designated lead agency should have or be granted regulatory authority over AV applications in CMVs.

- **It is recommended that the application for testing AV technologies on public roadways remain at the state level.** Heavy-duty trucks operate on local roads, highways, and interstates, and are a vital linkage serving regional and inter-regional freight needs. As such, delegating the testing of AV applications to local municipalities could bias a state's testing environment against trucking-specific AV technologies.

- **Train public safety officials to improve understanding of AV operations to facilitate potential interactions with AVs and ADS-equipped vehicles.** Referring back to the discussion regarding CMV inspections, local law enforcement officials will need to understand how to interact and inspect a variety of AV technologies. This could require standardized AV interfaces, particularly in vehicles without a human driver or onboard technician, to convey information on vehicle titling and registration. Additionally, new layers of software and hardware on CMVs to support AV technologies would also require specialized training for law enforcement to adequately inspect this equipment and assess roadworthiness. As such, state enforcement agencies are encouraged to partner with FMCSA as the Agency develops inspection procedures and criteria for examining AVs and ADS-equipped CMVs.

- **Consider how to allocate liability among AV owners, operators, passengers, manufacturers, and other entities when a crash occurs; determine who must carry motor vehicle insurance; consider rules and laws allocating tort liability.** The issue of tort reform is a primary concern for motor carriers, ranking eighth on their list of top industry issues in 2018.[64] This is largely due to recent large jury awards against motor carriers regardless of negligence. However, liability issues are one of the least developed aspects of AV technologies. As such, motor carriers may be hesitant to deploy these technologies in their fleet without clarity as to where the liability resides with an AV involved in a crash. Another risk is with the differing insurance regulations associated with motor vehicles. Since regulating motor vehicle insurance and liability is a responsibility delegated to states, a patchwork of different liability and

[63] "Fact Sheet: Federal Automated Vehicles Policy Overview." U.S. DOT National Highway Transportation Safety Administration. September, 2016. Washington, D.C.

[64] "Critical Issues in the Trucking Industry – 2018." American Transportation Research Institute (ATRI). October 2018. Arlington, VA.

insurance measures could emerge across states. This could bias technological developments in favor of or against certain use cases, and could particularly complicate the deployment of AV in the myriad fleets that operate across state lines.

In September 2019, the National Association of City Transportation Officials (NACTO) released a report entitled "Blueprint for Autonomous Urbanism" which discusses the relationship between AVs and issues that are unique to urban areas.[65] Topics include traffic congestion, air quality, urban route planning and "last mile" e-commerce issues.

State Policy Progress Report

The high-level and non-binding recommendations issued to state entities by the U.S. DOT has allowed for an inconsistent patchwork of state policy and regulations to emerge. States are at different stages of the policy development process, and have not approached many critical policy issues in a standardized way. As a result, the most comprehensive piloting and testing of AV technologies in trucking has occurred on private test tracks and interstates. This has hindered the efforts of private industry to bolster public confidence in the safety and efficacy of these emerging technologies, which will ultimately be necessary to facilitate their widespread deployment on public roadways.

Leveraging the National Conference of State Legislatures (NCSL) Autonomous Vehicles State Bill Tracking Database,[66] this section seeks to identify the issues and policy trends derived from over 200 AV policies – including legislation, executive orders, and administrative action – for states to promote the testing and deployment of AV technologies (Appendix B). The progress of AV policy initiatives across states as they relate to testing and operating AV technologies on public roadways will also be assessed.

Definitions

Establishing clear and consistent definitions, and appropriately using technical terminology, are a necessary starting point for determining the scope of AV policy. Imprecise terminology may preclude the testing and deployment of specific AV applications. Policy should be drafted in a way that limits the need for further policy to expand testing and deployment of AV technologies within a state, and crafting robust definitions is a key means to this end. The critical terminology from current state policies are compiled in Table 5.[67]

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[65] "Blueprint for Autonomous Urbanism – Second Edition." National Association of City Transportation Officials (NACTO). New York, NY. Available online: file:///C:/Users/nwilliams/Downloads/NACTO_Blueprint_2nd_Edition_singlepages_small%20(1).pdf
[66] "Autonomous Vehicles State Bill Tracking Database." National Conference of State Legislatures. Available online: http://www.ncsl.org/research/transportation/autonomous-vehicles-legislative-database.aspx.
[67] Ibid.

Table 5: Key Terminology and Concepts for AV Policy

Terminology	Key Concept
Dynamic Driving Task	The operational (e.g. steering, braking, accelerating) and tactical (e.g. when to change lanes, turning using signals) functions required to operate a vehicle in real-time.
Operational Design Domain (ODD)	The specific operating domain in which an AV is designed to operate. This includes roadway types, speed range, environmental conditions (e.g. weather and visibility), geographical limitations, and other domain constraints.
Minimal Risk Condition	A low-risk operating mode in which an AV operating without a human operator is safely brought to a complete stop if the vehicle is unable to perform the entire dynamic driving task due to a technology failure.
Automated Driving System (ADS)	Hardware and software that are capable of performing some or all aspects of the dynamic driving task.
Autonomous Vehicle	A vehicle equipped with an ADS that can drive the vehicle for any duration of time without the active physical control or monitoring of a human operator.
Fully or Highly Autonomous Vehicle (HAV)	A vehicle equipped with an ADS that has the capability to perform all dynamic driving tasks without a human driver regardless of ODD; a human driver does not need to assume any portion of the dynamic driving task when the ADS is operating within its ODD.
Connected Vehicle	A vehicle that is equipped with a wireless communication device that can broadcast specific information about vehicle movement and activity on its own, and receive related information from other vehicles (V2V), transportation infrastructure (V2I), and others.
Teleoperation System	Hardware and software that allow a remote human operator to supervise or perform the dynamic driving task.
Driver or Operator	Every entity in actual physical control of a motor vehicle capable of performing all aspects of the dynamic driving task. This definition can include the ADS when the ADS is engaged.
Remote Human Operator	A human who is not physically present in a vehicle who engages or monitors a motor vehicle from a remote location. A remote human operator may also perform aspects of or the entirety of the dynamic driving task for the vehicle or control the vehicle to achieve a minimal risk condition.

Terminology	Key Concept
Manufacturer	The entity that originally manufactures AV technologies, including subcomponent systems, or equips autonomous technology on a non-autonomous motor vehicle.
Sensors	Any cameras, lasers, radar, GPS, or other technology involved in the operation of AV technologies.
Testing	Operation of AV technologies for the purpose of analyzing and assessing technology performance of dynamic driving tasks within its ODD.
Deployment	Operation of AV technologies by the general public or private industry.

Regulatory Hierarchy

Determining the top decision-making agency for developing AV policy, and establishing a clear regulatory hierarchy across agencies, is a critical step for states considering the testing and operation of AV technologies on public roadways. Many states also include provisions in their policies that preempt any AV policies from being enacted at the local level. This provision, in particular, is critical for testing or operating autonomous trucks and other ADS-equipped commercial motor vehicles that operate across local municipalities.

Although there are some differences in the state-level regulatory hierarchy established across states, the lead agency selected typically has the most overarching role in governing the state's transportation ecosystem. This is a state DOT or its equivalent agency, and the primary responsibility for leading the development of AV policy and standards is frequently delegated to the head of this agency. The agency responsible for licensing and registration (e.g. Department of Motor Vehicles) is also heavily involved in the development of AV policy, as are law enforcement agencies and other emergency services that may encounter AV technologies on public roadways.

Another path chosen by states is to develop a new commission or task force for considering AV policy. Most of these new entities are strictly tasked with studying and recommending changes to standards, laws, and regulations to facilitate AV testing in the state. However, few of the newly formed entities are actually tasked with developing and implementing AV pilot programs to initiate testing of these technologies in the state. These entities are designed to coordinate the efforts across all relevant state agencies, and are comprised of a diverse array of political, administrative, and private industry representatives.

Licensing and Registration

Driver licensing and vehicle registration requirements are addressed in some form in nearly every policy related to the operation of AV technologies on public roadways. There are, however, differences in how states approach these requirements, and a few that could complicate the adoption of these technologies in trucking.

Many policies require that the operator of an AV being tested on public roads must possess the proper class of license for that type of vehicle; in the context of operating an automated truck or ADS-equipped heavy-duty vehicle this will require that an operator hold a CDL. Other policies that relate to the operation of AV on public roadways, and not strictly to testing, may include an exemption to the license requirement for any individual onboard a fully autonomous vehicle with the AV system engaged. This will allow for the creation of new jobs in the trucking industry, such as onboard technicians capable of handling the non-driving tasks that current AV technologies are not designed to handle. These tasks include monitoring and inspecting physical equipment, as well as duties at shipper/receiver facilities.

As noted previously, some policies have also proposed establishing a special endorsement for the operation of AV technologies.[68] It will be important to limit such a requirement strictly to levels of AV technologies that require a human operator, particularly those that serve more advanced driver-assistive functions than are currently on the market (e.g. lane departure warning systems, automatic emergency braking). Additionally, any AV endorsement requirement related to interstate commerce must be mandated at the federal level. While states can determine how training and testing requirements are implemented, the actual endorsement criteria must be established federally, otherwise a patchwork of different endorsements and criteria could emerge across states.

All policies related to testing or operation of AV technologies on public roadways also require the vehicle to have valid registration. Prior to being registered, the AV or ADS-equipped vehicle must comply with all federal motor vehicle standards and regulations. Some policies allow for the operation of vehicles that have received an exemption from the FMVSSs issued by NHTSA, which will be an important stipulation for testing and operating vehicles without traditional cabin and control features. Additionally, these vehicles must also comply with existing safety and emission inspection requirements.

Finally, a few policies under consideration require that the vehicle registration for a fully automated vehicle include an indication that the vehicle is autonomous. Not only does this help states monitor the number of autonomous vehicles on the road from an administrative standpoint, it would also provide that information to law enforcement when they interact with a vehicle without a human operator onboard.

[68] 2016 NJ S 343. State of New Jersey Senate, 217th Legislature. January 2016. Available online: https://custom.statenet.com/public/resources.cgi?id=ID:bill:NJ2016000S343&ciq=AsteigenHAV&client_md=0f13278abfd2292ce3a76f014e145189&mode=current_text.

Insurance and Liability

Insurance requirements are another prerequisite included in every policy that allows for the testing and operation of AV technologies on public roadways. All entities operating AV technologies are required to have motor vehicle liability coverage, proof of self-insurance, or a surety bond, typically providing $5 million or more in coverage. Georgia has enacted AV legislating that entities obtain motor vehicle liability coverage equivalent to 250 percent of the amount required under existing code.[69] Meanwhile, Oregon legislators are currently working on policy that includes a stipulation requiring AV manufacturers to obtain additional umbrella liability insurance policies prior to testing technology in the state.[70]

Although the potential safety benefits of AV technologies are frequently touted, only one potential policy has explicitly considered insurance premium discounts for vehicles equipped with these technologies. This provision would allow Florida's Office of Insurance Regulation to approve discounts to "any rates, rating schedules, or rating manuals for the liability, medical payments personal injury protection, and collision coverages of a motor vehicle insurance policy filed with the office if the insured vehicle" is equipped with AV technologies.[71] Proactive legislation such as this could be used to not only promote a potential benefit of these technologies, but also support their adoption in trucking by providing a tangible economic benefit.

The broader issue of product liability has not been addressed consistently or thoroughly across states. Two areas of agreement across state policies relate to the liability associated with vehicle conversion and repair. For instance, original manufacturers of a vehicle that are converted into an AV or equipped with an ADS by a third party would not be liable for any damage or injury from a vehicle defect caused by the conversion of the vehicle or any equipment installed by the third party. Meanwhile, some policies also extend a similar waiver of product liability to motor vehicle mechanic or repair facilities that work on AVs or ADS-equipped vehicles as long as repairs are conducted according to the specifications from the vehicle manufacturer.[72]

Beyond those product liability policies, the approaches proposed or enacted by states diverge considerably. Pending legislation in Illinois, for instance, seeks to apply liability for incidents involving a fully autonomous vehicle according to existing product liability

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[69] 2017 GA S 219 – Act No. 214. State of Georgia. May 8, 2017. Available online: https://custom.statenet.com/public/resources.cgi?id=ID:bill:GA2017000S219&ciq=ncsl&client_md=77245fa8711e25cb0e5c742c1730bd44&mode=current_text.

[70] 2019 OR H 2770. State of Oregon, 80th Legislative Assembly – 2019 Regular Session. January 24, 2019. Available online: https://custom.statenet.com/public/resources.cgi?id=ID:bill:OR2019000H2770&ciq=ncsl&client_md=8c47dab8e33d775153e9ed073ba6d8d2&mode=current_text.

[71] 2019 FL S 1052. State of Florida Senate. March 13, 2019. Available online: https://custom.statenet.com/public/resources.cgi?id=ID:bill:FL2019000S1052&ciq=ncsl&client_md=f699313776ef1db8fc50ca961ba6c991&mode=current_text.

[72] 2019 NE L 142. State of Nebraska, 106th Legislature – First Session. January 11, 2019. Available online: https://custom.statenet.com/public/resources.cgi?id=ID:bill:NE2019000L142&ciq=ncsl&client_md=18b0421027819e77152e995a016e7e6f&mode=current_text.

law or common law negligence principles.[73] Using existing precedent to establish product liability may fail to properly assess which entity is liable due to damage, injury, or death arising from unforeseen circumstances. By comparison, New York has considered a far more stringent product liability policy that would hold every manufacturer, owner, and operator of a fully autonomous vehicle fully liable for any death, injury, or property damage.[74] Adopting a strict product liability policy such as this would likely keep AV testing and operations out of the state.

Another potentially troublesome policy is currently being considered in Oregon. This policy, which applies strictly to testing AV technology, states:

> "A person who is required to comply with the financial responsibility requirements of this state must be able to respond in damages, in amounts required under this section, for liability on account of accidents arising out of the ownership, operation, maintenance or use of motor vehicles and must establish that ability by one of the methods required by this section."[75]

While this policy may make sense for assessing product liability in testing scenarios, there is a clear issue to implementing a similar product liability policy to motor carriers actually deploying AV technologies in their fleet. Motor carriers currently maintain financial responsibility for their fleet, and applying a liability associated with a flaw in third-party AV technologies to the motor carrier would likely deter adoption by the industry. Furthermore, this approach would require further legislation if and when the state is considering the transition from AV testing to deployment since the law as proposed only considers product liability associated with product tests.

Data Privacy and Cybersecurity

The amount of data generated by the operation of AV and cooperative automation technologies, and the potential uses of these data, pose another hurdle to the widespread adoption of these technologies in the trucking industry. Trucking industry stakeholders, ranging from independent owner-operators to large motor carriers, emphasize the importance of data privacy and are vigilant in understanding how and under what circumstances the data generated by their operations could be used by outside parties.

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[73] 2019 IL H 2575. State of Illinois, 101st General Assembly. February 13, 2019. Available online: https://custom.statenet.com/public/resources.cgi?id=ID:bill:IL2019000H2575&ciq=ncsl&client_md=6b63618b460470050dc94b1880661762&mode=current_text.
[74] 2017 NY A 7243. State of New York, Assembly 2017-2018 Regular Sessions. April 12, 2017. Available online: https://custom.statenet.com/public/resources.cgi?id=ID:bill:NY2017000A7243&ciq=ncsl&client_md=dc81836db660acb6a5248cd5c746298f&mode=current_text.
[75] 2019 OR H 2770. State of Oregon, 80th Oregon Legislative Assembly – 2019 Regular Session. January 24, 2019. Available online: https://custom.statenet.com/public/resources.cgi?id=ID:bill:OR2019000H2770&ciq=ncsl&client_md=8c47dab8e33d775153e9ed073ba6d8d2&mode=current_text.

To this end, a number of state policies have attempted to mandate the collection of certain data from AV operations and establish privacy protections for those data. Several policies mandate that AV-equipped vehicles utilize an event data recorder to capture and store AV sensor data if the vehicle is involved in a collision. These policies also stipulate the amount of time in which the data must be stored. However, state policies diverge when it comes to the entities that are allowed access to these data and the circumstances in which they are granted access. This sharp divergence is illustrated in Utah, where legislation has made the event data collected by AV operations private and only available to the owner of the vehicle.[76] However, Utah has also established circumstances in which this private event data can be retrieved, obtained, or used by outside parties, including:

- Discovery in criminal prosecution or civil procedure; and
- Improving motor vehicle safety, security, or traffic management.

These potential uses of data would greatly inhibit trucking-specific AV applications. Industry stakeholders will be deterred from employing these technologies if the captured data can be used against them to determine liability. This is particularly troubling in the context of the "nuclear verdicts" that have been levied against motor carriers in recent years, which have also increased the costs of insurance coverage for fleets.[77] Similarly, vague mandates relating to improving safety, security, and traffic management open the door to potential misuse of the data.

Other policies developed across states would allow for broader sharing of the vehicle data collected and stored by AV technologies. For instance, some proposed policies would allow manufacturers, insurers, and sellers of AV technologies to share, release, or distribute aggregate or non-personalized data about the vehicle, owner, or operator.[78] Even with detailed privacy statements disclosing data handling and privacy protection practices, the recent industry debate over how ELD data will be used demonstrates that it will be difficult to garner trucking industry approval for the use of even these aggregated data by outside parties.

There are also cybersecurity risks associated with these data recording requirements, as well as separate risks associated with connected vehicle applications that make use of wireless communication technology. Developers of event data recorders and connected vehicle technologies must ensure the security and confidentiality of these systems. However, states have been slow to address these tangible cybersecurity risks

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[76] 2019 UT H 101. State of Utah House of Representatives, 2019 General Session. March 29, 2019. Available online: https://custom.statenet.com/public/resources.cgi?id=ID:bill:UT2019000H101&ciq=ncsl&client_md=970ef74861332da4b3eb8b23660510f9&mode=current_text.

[77] Baskin, Brian. "'Nuclear' Verdicts Have Insurers Running From Trucks." The Wall Street Journal. October 14, 2016. Available online: https://www.wsj.com/articles/nuclear-verdicts-have-insurers-running-from-trucks-1476437401.

[78] 2019 ND H 1197. State of North Dakota House of Representatives, 66th Legislative Assembly. January 8, 2019. Available online: https://custom.statenet.com/public/resources.cgi?id=ID:bill:ND2019000H1197&ciq=ncsl&client_md=0ef60dcfd01b5637d76bac2b3106ffe8&mode=current_text.

in the policies considered to-date. Only a handful of states, such as Massachusetts[79] and Pennsylvania,[80] have considered policy that explicitly address cybersecurity issues.

Operator Requirements

Another common feature across policies permitting the testing or operation of AV technologies on public roadways are several operator requirements. For instance, most state policies stipulate that the operator of AV-equipped vehicles must operate in compliance with applicable federal law, as well as the traffic and motor vehicle laws of the state.

Policies that relate strictly to human operators are requirements associated with AV testing within a state, while broader policies allowing for the operation of AV technologies on public roadways typically allow for the AV system to be considered the operator while it is engaged. In the case where the AV system is considered the vehicle operator, it is responsible for electronically satisfying all requirements of a conventional human driver in operation of the vehicle. In the event of a failure in the AV system, the AV system must be capable of safely achieving a minimal risk condition.

When it pertains to the testing of vehicles that are not fully autonomous, most policies require an appropriately licensed human operator onboard. One bill proposed in Minnesota stipulates that a human operator must be present in a highly automated commercial vehicle.[81] This requirement is developed so that the human tester can take immediate manual control of the vehicle in the event of a failure or other emergency, but this approach precludes the testing of teleoperation systems monitored or controlled by a remote human operator. The human operator is also responsible for continuously monitoring the safe operation of the vehicle. The issue with developing policy specific to testing, and not more broadly on the operation of AV technologies, is that new policy will need to be developed to transition from testing to deployment.

In the event of a crash, both human and autonomous operators of the vehicle are required to remain at the scene of the accident as is required by law. For a non-DOT-recordable crash, the AV is required to remain in the vicinity of the crash until vehicle registration and insurance information are provided to all affected parties. For DOT-recordable crashes, the operator is required to report the appropriate law enforcement agency to report the crash, and call for medical assistance if appropriate.

[79] 2019 MA S 2056. State of Massachusetts Senate, 191st General Court. January 22, 2019. Available online: https://custom.statenet.com/public/resources.cgi?id=ID:bill:MA2019000S2056&ciq=ncsl&client_md=6b516da760f342f283c28448b6c36857&mode=current_text.
[80] 2017 PA S 427. State of Pennsylvania Senate, Session of 2017. February 24, 2017. Available online: https://custom.statenet.com/public/resources.cgi?id=ID:bill:PA2017000S427&ciq=ncsl&client_md=a3eee7a608d634ca50c150f6c6d931ee&mode=current_text.
[81] 2019 MN H 1996. State of Minnesota House of Representatives, 91st Legislature. March 4, 2019. Available online: https://custom.statenet.com/public/resources.cgi?id=ID:bill:MN2019000H1996&ciq=ncsl&client_md=6a32552e7d00ea59cf7c3b74b9ef24f3&mode=current_text.

Further Study

While the status and content of AV policy may differ across states, most states that have proposed or enacted such policies have indicated a need for further study. Typically, a task force or commission is created with a diverse membership pulled from transportation agencies, law enforcement, state legislators, legal entities, AV industry, insurance, and other key transportation stakeholders. These entities are tasked with studying, evaluating, and providing recommendation on AV policy as it relates to:

- Federal guidance to states (e.g. AV 2.0 and 3.0);
- AV laws, legislation, and regulations proposed or enacted across states;
- Potential economic and workforce effects;
- Land use;
- Transportation infrastructure;
- Public safety;
- Data ownership, privacy provisions, and cybersecurity;
- Registration, licensing, and titling requirements;
- Civil and criminal liability;
- Vehicle insurance;
- Vehicle inspections;
- Environmental impacts;
- Law enforcement and emergency services; and
- Other potential barriers to testing and deployment of AV technologies.

Current Status of AV Testing and Operations on Public Roadways

Thus far, 35 states have enacted policy – legislation, executive order, or administrative action – related to the testing or operation of AV and cooperative automation technologies on public roadways, while another six states currently have policies under consideration (Figure 3). As has been discussed above, these policies differ in a variety of ways and are at different stages of development. Moreover, several critical policy areas, such as product liability and cybersecurity, have not been sufficiently addressed by most states. The fragmented and incomplete development of AV policy can be attributed in part to the slow development of federal guidance from the U.S. DOT and the lack of any legislation from the U.S. Congress. As a result, a comprehensive, standardized approach for states to legislate and regulate AV technologies has yet to emerge.

Figure 3. Current Status of Policy on AV Testing and Operation


AV/ADS Testing or
Operation Regulations
Policy Enacted
Policy Under Consideration
None

The AV policies enacted or currently under consideration largely do not preclude the testing of these technologies on heavy duty vehicles, as the policies emerging across states do not place a limit on the Gross Vehicle Weight (GVW) for AV testing and operation. Truck platooning, initially considered to be an SAE Level 1 AV technology, has been specifically approved for testing in 25 states to date, while policies are under consideration in two other states (Figure 4).

Figure 4: Current Status of Policy on Truck Platooning Testing and Operation


Truck Platooning Regulations
Enacted Policy
Policy Under Consideration
No Policy

However, there is a gap between policy and practice when it comes to other trucking-specific applications of AV technologies, as these applications have not been tested on public roadways nearly as extensively as passenger vehicle applications. This may hinder the rate by which these technologies are adopted in the trucking industry. Examples of testing and demonstrating heavy-duty vehicle AV technologies include:

- Uber/Otto's demonstration of a self-driving Class 8 truck driving 125 miles along I-25 in Colorado;[82]
- Demonstrations of Embark's autonomous truck technology, including a 2,400 mile trip along I-10 from Los Angeles, CA to Jacksonville, FL;[83]
- Waymo's testing of self-driving trucks in California and Arizona, as well as a pilot program delivering freight in Atlanta;[84]

[82] Gilroy, Roger. "Otto's Beer Delivery Hailed as First Shipment by Self-Driving Truck." Transport Topics. Available online: https://www.ttnews.com/articles/ottos-beer-delivery-hailed-first-shipment-self-driving-truck.
[83] Jaillet, James. "Amazon's private fleet appears to be testing Embark's autonomous trucks." Commercial Carrier Journal. February 2019. Available online: https://www.ccjdigital.com/amazons-private-fleet-appears-to-be-testing-embarks-autonomous-trucks/.
[84] O'Brien, Chris. "Waymo Starts Self-Driving Truck Pilot, Autonomous Race Speeds Up. Trucks.com. March 2018. Available online: https://www.trucks.com/2018/03/09/waymo-starts-self-driving-truck-testing/.

- TuSimple's daily tests of autonomous trucks along three fixed routes along with the company's plans to expand testing through New Mexico and into Texas;[85] and
- A series of self-driving truck tests conducted by Starsky Robotics in which the vehicles were operated by a "remote driver" working out of an office.[86]
- Other field testing has been conducted by Pronto AI, Robotic Systemz, Kodiak Robotics and others.

Furthermore, the discussion above referenced several potential sticking points the trucking industry is likely to have with the AV technologies being developed. Data privacy concerns associated with the event data recorder requirement in many policies could slow or deter adoption of AV technologies in trucking. The unclear status of AV product liability in current policy could also hinder adoption, particularly in the context of "nuclear verdicts" leading many in the industry to push for tort reform. As such, it will be critical for state policymakers to continue seeking the input of trucking industry stakeholders as they develop technology-neutral AV policy.

CONCLUSION

The potential safety and economic benefits for adopting AV and cooperative operation technologies in the trucking industry are substantial.[87] However, federal and state policymakers have struggled to keep pace with the development of these technologies. As a result, a fragmented and incomplete ecosystem for developing, testing, and deploying these technologies has emerged.

This research has identified the strengths and weaknesses of the policies implemented or proposed by states, as well as the unaddressed policy questions that are likely to delay the adoption of these transformative technologies in the trucking industry. While states have the right to implement policy to ensure the safety of the roadways under their jurisdiction, it is incumbent upon federal and state policymakers to avoid implementing policies that needlessly delay testing or deployment of technologies that improve roadway safety.

[85] Clevenger, Seth. "TuSimple Proceeds With Plans to Build World's Largest Self-Driving Truck Fleet." Transport Topics. January 15, 2019. Available online: https://www.ttnews.com/articles/tusimple-proceeds-plans-build-worlds-largest-self-driving-truck-fleet.

[86] Clevenger, Seth. "Starsky Robotics' Unmanned Truck Drives on Public Road in Florida." Transport Topics. March 2018. Available online: https://www.ttnews.com/articles/starsky-robotics-unmanned-truck-drives-public-road-florida.

[87] "Automated Vehicles for Safety." USDOT NHTSA. Available online: https://www.nhtsa.gov/technology-innovation/automated-vehicles-safety.

Among the key recommendations derived from this AV policy analysis are:

Key Recommendations	Rationale
Exert stronger federal leadership in establishing national policy and AV standards.	Necessary for reducing conflicts and disparities across jurisdictional boundaries
Determine the top decision-making agency for AV policy and establish a clear hierarchy for regulatory agencies.	Reduces confusion and conflict in public sector roles and oversight.
Develop clear and consistent definitions to appropriately frame policy.	Standards nomenclature and technical requirements.
Allow for an exemption to licensing requirements so as not to preclude potential new jobs like on-board technicians.	Recognizes that new roles and responsibilities will emerge in an AV environment; broad definitions of vehicle operator that extend to both human operators and ADS technologies are needed.
Coordinate with other states to develop a standardized product liability policy for AV technologies;	Creates a uniform and streamlined liability framework
Establish strict ownership criteria and use limits for data generated by AV technologies;	Reduces inappropriate data use, and clarifies data privacy issues
Address known AV and cooperative automation cybersecurity risks and develop protocols to respond to unforeseen vulnerabilities;	Necessary to increase AV safety and security
Study potential barriers to testing and deployment of AV technologies.	Forward-looking research is needed to create an “issues and opportunities” framework for AV development and operations.

Appendix A: Timeline of DOT Regulatory Actions on Trucking AV

U.S. DOT Administration	Public Notice	Comment Period
NHTSA	Request for Comments on "Federal Automated Vehicles Policy"	September 23 – November 22, 2016
NHTSA	Request for Comments on "Automated Driving Systems – A Vision for Safety (ADS 2.0)"	September 15 - November 14, 2017
FHWA	Request for Information on "Integration of Automated Driving Systems (ADS) into the Highway Transportation System"	January 18 - March 5, 2018
NHTSA	Request for Comments on "Removing Regulatory Barriers for Automated Driving Systems"	February 28 - March 20, 2018
Pipeline and Hazardous Materials Safety Administration (PHMSA)	Request for Information on "Regulatory Challenges to Safely Transporting Hazardous Materials by Surface Modes in an Automated Vehicle Environment"	March 29 - May 7, 2018
FMCSA	Request for Comments Concerning Federal Motor Carrier Safety Regulations (FMCSRs) Which May Be a Barrier to the Safe Testing and Deployment of Automated Driving Systems-Equipped Commercial Motor Vehicles on Public Roads	March 26 - May 10, 2018
U.S. DOT Office of the Secretary	Request for Comments on the "Scope of the Study on the Impact of Automated Vehicle Technologies on Workforce"	October 9 - November 5, 2018
NHTSA	Advance Notice of Proposed Rulemaking: "Pilot Program for Collaborative Research on Motor Vehicles With High or Full Driving Automation"	October 10 - November 26, 2018
U.S. DOT Office of the Secretary (OST)	Request for Comments on "Preparing for the Future of Transportation: Automated Vehicle 3.0 (AV 3.0)"	October 9 - December 3, 2018
U.S. DOT OST	Request for Comments on "V2X Communications"	December 26, 2018 - February 25, 2019

U.S. DOT Administration	Public Notice	Comment Period
NHTSA	Request for Comments on "General Motors, LLC-Receipt of Petition for Temporary Exemption From Various Requirements of the Safety Standards for an All-Electric Vehicle With an Automated Driving System"	March 19 - May 20, 2019
NHTSA	Request for Comments on "Nuro, Inc.; Receipt of Petition for Temporary Exemption for an Electric Vehicle With an Automated Driving System"	March 19 - May 20, 2019
FMCSA	Advance Notice of Proposed Rulemaking: "Safe Integration of Automated Driving Systems-Equipped Commercial Motor Vehicles"	May 28 - August 28, 2019
NHTSA	Advance Notice of Proposed Rulemaking: "Removing Regulatory Barriers for Vehicles With Automated Driving Systems"	May 28 - August 28, 2019
Maritime Administration (MARAD)	"Request for Information on Opportunities, Challenges and Impacts of Automated Transportation in a Port Environment"	August 2 - September 3, 2019

Appendix B. Automated Vehicle Regulation by State[88]

State	Bill	Regulation
Alabama	SB 47 (2019)	• Defines automated driving system, authorizes commercial autonomous vehicles to operate under specific criterial. Sets minimum AV liability coverage. Allows for conditions in which an AV can operate without a driver present.
	SB 125 (2018)	• Truck Platooning – "A group of individual commercial trucks traveling in a unified manner at electronically coordinated speeds at following distances that are closer than would be reasonable and prudent without the electronic coordination. • Legalizes truck platooning, subject to DOT rules.
	SJR 81 (2016)	• Established the Joint Legislative Committee to study self-driving vehicles.
Arkansas	HB 1561 (2019)	• Allows for the testing of AVs under an AV pilot program approved by the State Highway Commission. Defines terminology and requirements for said program. • Acknowledges that fully autonomous vehicles can comply with all applicable traffic laws (Added in HB 1822).
	HB 1754 (2017)	• Regulates autonomous vehicles and vehicles equipped with driver-assistive truck platooning systems.
California	AB 87 (2018)	• Authorizes law enforcement to remove an autonomous vehicle without proper registration for use on public roads. The owner may pick up the vehicle with proper licensing, or swear not to use it autonomously on public roads for transport.
	AB 1184 (2018)	• Authorizes the City and County of San Francisco to levy a tax on trips taken by autonomous vehicles originating or taking place in the City and County of San Francisco.
	SB 1 (2017)	• Encourages the California DoT, counties and cities to, when feasible and cost effective, use funds under the Road Maintenance and Rehabilitation Program to used advanced technologies to support infrastructure-to-vehicle communication for autonomous vehicles and other programs.
	SB 145 (2017)	• Repeals the specific waiting period for approval for an autonomous vehicle operation permit for public road use.
	AB 669 (2017)	• Extended the sunset period on the testing of vehicle platooning with less than 100 feet between each vehicle.
	AB 1444 (2017)	• Authorizes the Livermore Amador Valley Transit Authority to conduct a shared autonomous vehicle demonstration project to test AVs which do not have an accelerator, brake, or steering wheel.

[88] National Conference of State Legislatures. *Autonomous Vehicles | Self-Driving Vehicles Enacted Legislation.* December, 2019. Accessed on January 2, 2020. Available online: http://www.ncsl.org/research/transportation/autonomous-vehicles-self-driving-vehicles-enacted-legislation.aspx

State	Bill	Regulation
California	AB 1592 (2016)	• Authorized testing by the Contra Costa Transportation Authority of completely automated vehicles without a drive, subject to location and speed constraints.
	SB 1298 (2012)	• Permits autonomous vehicle operation on public roads pending safety standards set by the Department of the California Highway Patrol.
Colorado	SB 239 (2019)	• Convenes a stakeholder group to examine the effects of emerging technology, including AV.
	SB 213 (2017)	• Defines automated driving system, dynamic driving task and human operator. Allows use of automated driving system to control a function of the vehicle as long as system is capable of complying with all applicable state and federal laws. If system cannot comply with all laws, requires approval for vehicle testing.
Connecticut	SB 260 (2017)	• Defines fully autonomous vehicle, automated driving system and operator. Requires pilot programs in up to four cities to test automated vehicles in city districts. • Requires an operator in the cab of automated test vehicles and proof of coverage no less than 5 million dollars (Amended by SB 924). • Creates taskforce to investigate state responsibility and automated systems.
Florida	SB 7068	• Creates "Corridors of Regional Economic Significance" to better accommodate.
	SB 2500 (2019)	• Appropriates money to the Tampa Bay Regional Transit Authority to study and development of innovative transit, including AV services. •
	HB 311 (2019)	• Allows the operator of an AV to use video displays and handheld communication devices.
	HB 725 (2019)	• Defines platooning and exempts the non-lead vehicle in a platoon from state laws pertaining to operating distance from other vehicles. Revises ELD and support document requirements for some intrastate motor carriers.
	HB 7027 (2016)	• Permits autonomous vehicle operation on roads by those holding drivers' licenses. Removes requirement for driver present in vehicle, and requirement that operation is being done for testing purposes.
	HB 7061 (2016)	• Defines autonomous technology and driver-assisted truck platooning. Requires a study on truck platooning, and allows for a platooning pilot project after the study's conclusion.
	HB 1207 (2012)	• Defines autonomous vehicle and autonomous technology. Defines operator as person who engages the vehicles autonomous technology, requiring a valid driver's license and insurance.

State	Bill	Regulation
Georgia	HB 472 (2017)	• Defines coordinated platooning and specifies that laws pertaining to following to close do not apply to non-leading vehicles in a coordinated platoon.
	SB 219 (2017)	• Defines automated driving system, dynamic driving task, fully autonomous vehicle, minimal risk condition and operational design domain. Exempts a person operating an automated vehicle with driving system engaged from requirements to hold a valid license. Provides insurance and registration requirements for autonomous vehicles.
Hawaii	HR 195 (2019)	• Requests the Attorney General to convene an AV legal preparation task force.
Illinois	HB 791 (2017)	• Defines automated driving system-equipped vehicle. Prohibits local enforcement of ordinances that prevent the use of vehicles equipped with automated driving systems.
Indiana	HB 1290 (2018)	• Defines vehicle platoon, exempting them from too close provision requiring space of greater than three hundred feet. Creates approval system for platooning that requires a person or organization to file a plan for general platoon operations.
Iowa	SB 302 (2019)	• Allows for the operation of driverless capable vehicles on highways, as well as the operation of on-demand driverless-capable vehicle networks. In the event of an accident, the AV is required to remain on site, and the owner of the AV must report the accident.
Kentucky	SB 116 (2018)	• Allows for motor carrier platooning, requiring a plan for general platoon operations to be submitted to the Department of Vehicle Regulations. The Department of Vehicle Regulations has thirty days to except or reject the plan. • Platoon Requirements: Only commercial vehicles included in the platoon plan, no vehicles may be drawn into the platoon; required endorsement and valid commercial driver's license for all operators; a legal operator must be in each truck involved in the platoon; all trucks involved in platooning must have warning plackets identifying them as part of a platoon.
Louisiana	HB 455 (2019)	• Defines automated driving system, autonomous commercial motor vehicle, commerce. Authorizes autonomous vehicles to run without drivers under certain conditions.
	HB 308 (2018)	• Defines platoon. Requires the lead vehicle to submit an operation plan to the Department of Public Safety and Corrections, the Office of the State Police and the Department of Transportation and Development for approval. Follow vehicles are not subject to the same requirements. Platoon operation is not legal on two lane highways.
	HB 1143 (2016)	• Defines autonomous technology.

State	Bill	Regulation
Maine	HP 1204 (2018)	• Creates the Commission on Autonomous Vehicles.
Michigan	SB 995 and SB 996 (2016)	• Allows for autonomous vehicle operation under certain conditions without operator in the vehicle. Clarifies that commercial vehicle following distances do not apply to platoons.
	SB 997 (2016)	• Defines automated driving system. Allows for research centers to test automated technology and for automated modifications to vehicles without manufacturer consent.
	SB 998 (2016)	• Exempts mechanics and repair shops from liability when fixing automated vehicles.
	SB 169 (2013)	• Defines automated vehicle, permits testing of automated vehicles under certain conditions, addresses liability.
Minnesota	HB 6 (2019)	• Defines platooning system and allows for individuals to apply for platooning plan, which are valid for a year. Exempts non-lead vehicles in platooning systems from minimum following distance.
Mississippi	HB 1343 (2018)	• Defines platoon, creating exemption from follow to close law for the follow vehicle as long as the platoon is operating on a divided highway with more than one lane in each direction, and the platoon consists of no more than two vehicles.
Nebraska	LB 989 (2018)	• Defines automated driving system. Autonomous vehicles are permitted to operate without a driver present as long as they comply with conditions. Requires the vehicle be insured to comply with Motor Vehicle Safety and Responsibility Act. Allows persons to operate an on-demand driverless-capable vehicle network. • In event of a collision, the automated vehicle is required to stay at the scene of the crash and the owner, or someone on the owners behalf, shall report any collision. • The DMV is the only agency allowed to make rules, preventing the inclusion of additional taxation or regulation by the state.

State	Bill	Regulation
Nevada	AB 69 (2017)	• Defines driver-assistive platooning technology, fully autonomous vehicle, automated driving system, and driver of an autonomous vehicle. Requires the reporting of a crash within 10 days. Allows for fines up to $2,500 for violations of autonomous vehicle laws. Allows for the operation of fully autonomous vehicles without a human driver. • Exempts follow vehicles from commercial follow distance requirements. • Exempts manufacturers from liability if the vehicle has been modified without consent.
	SB 313 (2013)	• Prohibits registration of autonomous vehicles within the state if they do not meet certain regulations.
	AB 511 (2011)	• Defines autonomous vehicle and directs DMV to adopt rules for operation. Creates a license endorsement for those operating autonomous vehicles.
	SB 140 (2011)	• Permits the use of handheld wireless communication devices when legally operating an autonomous vehicle.
New Hampshire	SB 216	• Establishes a pilot program to test automated vehicles on public roads. Defines automated driving system, establishes parameters for testing AVs.
New Jersey	AJR 164 (2019)	• Establishes the New Jersey Advanced Autonomous Vehicle Task Force.
New York	SB 2005 (2017)	• Defines autonomous vehicle technology and dynamic driving task. Allows for testing of autonomous vehicles with approval from Commissioner of Motor Vehicles and State Police supervision.
	AB 9508 (2018)	• Amends SB 2005 (2017). • Adds additional language for autonomous vehicles and tests. Requires a law enforcement interaction plan detailing how first responders will interact with the vehicle in the case of failure.
North Carolina	HB 469 (2017)	• Establishes regulations for autonomous vehicle operations on highways. States that a driver's license is not required for an autonomous vehicle operation.
	HB 716 (2017)	• Modifies follow-too-closely law to allow platooning.

State	Bill	Regulation
North Dakota	HB 1199 (2019)	• Exempts the non-lead vehicle in a platoon from state laws pertaining to operating distance from other vehicles, requires the development for state guidelines on platooning and requires the technology provider or commercial motor vehicle operator to submit a plan for approval before engaging in platooning.
	HB 1418 (2019)	• Allows for the operation of on-demand driverless-capable vehicle networks. Allows for the operation of autonomous vehicles on state highways without an operator. Exempts operators of autonomous vehicles from licensing requirements.
	HB 1202 (2017)	• Requires the DOT to study the use of automated vehicles on highways, and for a review of licensing, registration, insurance, data ownership and use, and inspection and how these laws should pertain to automated vehicles.
	HB 1065 (2015)	• Provides for a study of autonomous vehicles.
Oklahoma	SB 189 (2019)	• Exempts non-lead vehicles in a platoon from follow to closely laws.
	SB 365 (2019)	• Defines dynamic automation system, makes the state legislature the progenitor of laws related to AV
Oregon	HB 4059 (2018)	• Exempts a person operating a vehicle that is part of a connected automated braking system from traffic offenses regarding following a vehicle too closely.
	HB 4063 (2018)	• Establishes the Task Force on Autonomous Vehicles.
Pennsylvania	HB 1958 (2018)	• Defines platoon and highly automated work zone vehicle. Establishes the Highly Automated Vehicle Advisory Committee within Pennsylvania DOT.
	SB 1267 (2016)	• Allows for the use of funds for intelligent transportation system applications
South Dakota	HB 1068 (2019)	• Directs the Transportation Commission to create rules for Platooning motor vehicles, including exempting vehicles in a platoon from minimum follow distance laws.

State	Bill	Regulation
South Carolina	HB 3289 (2017)	• Exempts non-leading vehicles in a platoon from minimum follow distance laws.
Tennessee	SB 151 (2017)	• Creates the Automated Vehicle Act. Allows for operation of automated vehicles on streets and highways if they meet certain standards. If vehicles do not meet standards, it is a Class A misdemeanor to operate the vehicle on public roads.
	SB 676 (2017)	• Permits platooning on public streets and highways after the person notifies the Department of Transportation and the Department of Safety.
	SB 1561 (2016)	• Defines autonomous technology, driving mode and dynamic driving task.
	SB 2333 (2016)	• Allows motor vehicles to be equipped with an electronic display visible to the operator while autonomous technology is engaged.
	SB 598 (2015)	• Prohibits local governments from banning vehicles with autonomous technology.
Texas	HB 1791 (2017)	• Allows the use of connected braking systems to maintain the appropriate distance between vehicles.
	SB 2205 (2017)	• Defines automated driving system, automated motor vehicle, entire dynamic driving task and human operator. Specifies the owner of the automated driving system is the operator of the vehicle during operation. Allows for the operation of autonomous vehicles without the presence of a human driver, as long as certain conditions are satisfied.
Utah	SB 72 (2019)	• Allows the DOT to collect location data of a connected vehicle.
	HB 101 (2019)	• Allows for the operation of autonomous vehicles and provides protocols for incidents involving AV.
	SB 56 (2018)	• Defines connected platooning system.
	HB 280 (2016)	• Requires a study of autonomous vehicles.
	HB 373 (2015)	• Authorizes the Department of Transportation to conduct a connected vehicle technology testing program.
Virginia	HB 454 (2016)	• Allows the viewing of a visual display while the vehicle is being operated autonomously.
Vermont	SB 149 (2019)	• Establishes an AV testing program.
	HB 494 (2017)	• Requires a meeting of stakeholders and experts in topics related to autonomous vehicles to convene and be reported on by the Secretary of Transportation.

State	Bill	Regulation
Washington	HB 2970 (2018)	• State Transportation Commission must convene a work group to develop policy recommendations for autonomous vehicles.
Washington, D.C.	DC B 22-0901 (2018)	• The District Department of Transportation shall make a study publicly available that addresses and makes recommendations about autonomous vehicles in the district.
	DC B 19-0931 (2012)	• Defines autonomous vehicle and requires a human driver be present during operations.
	B 753 (2019)	• Creates a study on the impact of AVs in D.C.
Wisconsin	SB 695 (2018)	• Defines platoon and exempts platoons from traffic laws requiring a minimum follow distance.



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